

August 7, 2012

<u>Via E-mail</u>
Mr. Joseph Montalto
President
Natural Blue Resources, Inc.
36 Commerce Way
Woburn, Massachusetts 01801

> **Re: Natural Blue Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 5, 2012**
> **File No.   333-128060**

Dear Mr. Montalto:

We issued comments to you on the above captioned filing on April 9, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 21, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 21, 2012 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director